T: 860.973.7070
123 MAIN STREET	F: 860.589.3507
BRISTOL, CT 06010-6307	BGInc.com

VIA EDGAR

April 16, 2015

Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re:	Comment Letter Dated
April 1, 2015 Regarding
Barnes Group Inc.
Form 10-K for the fiscal year ended December 31, 2014
File No. 1-4801

Dear Mr. O’Brien:

Barnes Group Inc. (the “Company”) submits the following response to the comment in your letter dated April 1, 2015 related to the captioned filing. For convenience, we have reproduced the text of the Staff’s comment before our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 18

1.	Please revise this section to include substantive disclosure on prospective developments and strategies that may affect your company. Your current disclosure on pages 24 and 25 lists factors that broadly affect your segments, but there is an absence of disclosure addressing management’s views about the trends and uncertainties that you reasonably expect will have material impacts on your operations. We note that management expressed opinions regarding specific expectations for organic revenue growth, foreign exchange impacts, operating margin outlook, seasonality and pension expense, in your earnings call on February 20, 2015. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K.

Response: The Company respectfully advises the Staff that as part of its compliance process, we examined and will continue to reexamine the core principles underlying the disclosure in the Company’s Management Discussion and Analysis (the “MD&A”), as set forth in Section III.B.3 of SEC Release No. 33-8350 and Item 303(a)(3)(ii) of Regulation S-K. The Company respectfully submits that it carefully considered each of the specific expectations referenced in the Staff’s comment, and that it believes that its MD&A disclosure has satisfied the requirements of Item 303 of Regulation S-K and followed the guidance set forth in SEC Release No. 33-8350. The Company discusses each of the specific expectations referenced in the Staff’s comment, as well as the Company’s plans to provide enhanced disclosure in future filings below.

Organic revenue growth and operating margin: On the Company’s February 20, 2015 earnings call, management provided specific projections based on its then current expectations for 2015 revenue growth and operating margin, which were likewise included in the Company’s February 20, 2015 earnings press release. As noted above, the Company considered and respectfully submits that it has included what we believe to be adequate disclosure regarding any known material trends or uncertainties that may impact revenue growth and operating margin in the segment Outlook sections of the MD&A on pages 24 and 25, including global economic conditions, our end markets, and our participation within those end markets. In light of the Staff’s comment, the Company plans to provide additional substantive disclosure in future filings that will clarify the Company’s view regarding organic revenue growth and operating margin.

Foreign exchange impact: The Company respectfully draws the Staff’s attention to page 24 of the MD&A describing our Industrial segment, which states that “our ability to generate sales growth is subject to economic conditions in the global markets served by all of our businesses and may be impacted by fluctuations in foreign currencies”. The Company carefully considered the disclosure regarding this uncertainty as foreign currency fluctuations could significantly impact our Industrial segment revenues given the volume of business domiciled in Europe, whereas sales within our Aerospace segment are largely denominated in U.S. dollars. The Company does not expect that foreign exchange will have a material impact on operating profit as our businesses generally have expenses denominated in local currencies where the revenues reside. In light of the Staff’s comment the Company plans to provide enhanced disclosure in future filings to clarify whether it expects foreign exchange to have a material impact on operating profit.

Seasonality: During the February 20, 2015 earnings call, the Company referred to the expected weighting of earnings over the course of 2015 of certain businesses, noting that the Aerospace segment was the primary driver for a more-heavily weighted second half of the year. The Company views this as a function of “production schedules of specific engine and airframe programs” as disclosed on page 25 of the MD&A, rather than “seasonality”. The timing of certain programs does moderately fluctuate between periods, as disclosed; however the Company does not believe that this represents a material trend or uncertainty during any given year.

Pension expense: With respect to pension expense, the Company respectfully draws the Staff’s attention to its specific disclosure regarding this item on page 33 of the MD&A, and which we include below for your convenience:

“Pension expense for 2015 is expected to increase from $3.4 million in 2014, of which $1.8 million relates to settlements, curtailments and special termination charges, to $8.2 million in 2015, primarily as a result of an increase in the amortization of actuarial losses resulting from changes in certain actuarial assumptions, primarily lower discount rates and expected rates of return on assets, combined with improvements in mortality rates”.

In summary, the Company respectfully confirms that it will continue to monitor and disclose any known trends or uncertainties that have, or are reasonably likely to have, a material impact on the Company’s results of operations or financial condition for which disclosure would be appropriate under Item 303(a)(3)(ii) of Regulation S-K and the guidance set forth in SEC Release No. 33-8350.

* * * * *

2

In response to the Commission’s comment, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you require any further information, please feel free to contact me at (860) 583-7070.

Yours truly,

/s/ Christopher J. Stephens, Jr.

Christopher J. Stephens, Jr.

Chief Financial Officer

cc:	Tracey McKoy, Staff Accountant (SEC)
Kristine M. Murphy, Esq., Acting General Counsel and Assistant Secretary, Barnes Group Inc.
David A. Cifrino, Esq., McDermott Will & Emery LLP

3